[Letterhead of Pfizer Inc.]

June 3, 2013

BY HAND AND EDGAR

Alexandra M. Ledbetter

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549

Re:	Pfizer Inc.
Schedule TO-I
Filed May 22, 2013
File No. 005-60005

Dear Ms. Ledbetter:

Pfizer Inc. (the “Company”) hereby acknowledges that, in connection with the letter submitted by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of the Company in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your comment letter dated May 30, 2013 (the “Comment Letter”) to the Company with respect to the above-referenced Tender Offer Statement on the Schedule TO (the “Schedule TO”) filed by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

PFIZER INC.

By:	/s/ Bryan Supran
Name:	Bryan Supran
Title:	Senior Vice President & Associate General Counsel

cc:	Nicholas Panos, Senior Special Counsel, Securities and Exchange Commission
Andrew J. Muratore, Assistant General Counsel – Business Transactions, Pfizer Inc.
Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP
Thomas W. Greenberg, Skadden, Arps, Slate, Meagher & Flom LLP